EXHIBIT A
COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL
IF YOU DO NOT WANT TO SELL YOUR SHARES OF LIMITED LIABILITY COMPANY
INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY
NOTIFICATION OF THE FUND’S TENDER OFFER.
August 28, 2025
Dear NB Private Markets Access Fund LLC Shareholder:
We are writing to inform you of important dates relating to a tender offer by NB Private Markets Access Fund LLC (the “Fund”). The Fund is offering to purchase an amount up to approximately 5.00% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value calculated as of the valuation date as of September 30, 2025.
If you are not interested in having the Fund repurchase some or all of your shares of limited liability company interests (including fractions thereof) (“Shares”) valued as of September 30, 2025, please disregard this notice and take no action. Shareholders are not required to participate in this tender offer and no action on your part is required if you are not interested in participating.
The tender offer period will begin on August 28, 2025 and, unless the offer is extended, will end at 11:59 p.m., Eastern Time, on Friday, September 26, 2025, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be tendered to the Fund for purchase only during one of the Fund’s announced tender offers.
Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete, sign and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than 11:59 p.m., Eastern Time, on Friday, September 26, 2025. You can either (i) mail or otherwise deliver the Letter of Transmittal to NB Private Markets Access Fund LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter).
If you are a client of a financial adviser and wish to tender your Shares for purchase by the Fund, please contact your financial adviser, who will assist you with the tender request for your account. Certain financial intermediary firms may use a customized tender form, which your financial adviser will assist you with and use instead of the enclosed Letter of Transmittal reference above. Please contact your financial adviser for assistance before submitting your tender request if you are interested in tendering your Shares.
No action is required if you are not interested in tendering your Shares for repurchase.
If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (844) 448-4480.
Sincerely,
NB Private Markets Access Fund LLC